APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Wren Werner

Profit and Loss   Jan 01, 2019 - Dec 31, 2019

Income

Business Income	$15,605
TOTAL INCOME	**$15,605**

Expenses

Advertising	$30
Car and truck	$697
Commissions	$0
Contract labor	$0
Entertainment	$0
Equipment rent and lease	$0
Insurance	$0
Interest paid	$0
Legal and professional services	$0
Loan principal	$0
Materials & Supplies	$149
Meals	$0
Office expenses	$4
Other business expenses	$0
Rent and lease (business bldg/land)	$0
Repairs and maintenance	$0
Taxes and licenses	$0
Travel expenses	$0
Utilities	$0
TOTAL EXPENSES	**$881**
NET INCOME	$14,725

Wren Werner

Profit and Loss   Jan 01, 2020 - Dec 31, 2020

Income

Business Income	$41,794
TOTAL INCOME	**$41,794**

Expenses

Advertising	$182
Car and truck	$1,427
Commissions	$0
Contract labor	$0
Entertainment	$20
Equipment rent and lease	$0
Insurance	$0
Interest paid	$35
Legal and professional services	$90
Loan principal	$0
Materials & Supplies	$5,045
Meals	$0
Office expenses	$402
Other business expenses	$4,333
Rent and lease (business bldg/land)	$0
Repairs and maintenance	$0
Taxes and licenses	$26
Travel expenses	$0
Utilities	$0
TOTAL EXPENSES	**$11,560**
NET INCOME	$30,234

Speakeasy Donuts
Balance Sheet - unaudited
For the period ended 12/31/20

	Current Period	Prior Period
	31-Dec-20	31-Dec-19
ASSETS		
Current Assets:		
Cash	$ -	$ -
Accounts Receivables	-	-
Inventory	-	-
Total Current Assets	-	-
Fixed Assets:		
Furniture and Equipment	-	-
Vehicles	-	-
Total Fixed Assets	-	-
Other Assets:		
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	-	-
Net Income (Loss)	-	-
Total Equity	-	-
TOTAL LIABILITIES & EQUITY	$ -	$ -
Balance Sheet Check	-	-

I, Heather-Wren Werner, certify that:

1. The financial statements of Speakeasy Donuts included in this Form are true and complete in all material respects; and
2. The tax return information of Speakeasy Donuts included in this Form reflects accurately the information reported on the tax return for Speakeasy Donuts for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature *Heather-Wren Werner*

Name: Heather-Wren Werner

Title: Owner